SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. IC-32460; File No. 812-14702]

Goldman, Sachs & Co.; Notice of Application

January 31, 2017

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") for an exemption from section 12(d)(1) of the Act, under section 6(c) of the Act for an exemption from section 14(a) of the Act, and under section 17(b) of the Act for an exemption from section 17(a) of the Act.

Summary of Application: Goldman, Sachs & Co. (the "Applicant") requests an order to amend and supersede a prior order[1] with respect to all existing and future Automatic Common Exchange Security Trusts ("ACES Trusts") and future trusts that are substantially similar to the ACES Trusts and for which Applicant will serve as a principal underwriter (collectively, the "Trusts") that would (i) permit other registered investment companies, and companies excepted from the definition of investment company under section 3(c)(1) or (3)(c)(7) of the Act, to own a greater percentage of the total outstanding voting stock (the "Securities") of any Trust than that permitted by section 12(d)(1), (ii) exempt the Trusts from the initial net worth requirements of section 14(a), and (iii) permit the Trusts to purchase U.S. government securities from Applicant at the time of a Trust's initial issuance of Securities.

Filing Date: The application was filed on September 21, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicant with a copy of the request, personally or by mail.

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[1] Investment Company Act Release Nos. 22578 (March 21, 1997) (notice) and 22622 (April 16, 1997) (order).

Hearing requests should be received by the Commission by 5:30 p.m. on February 27, 2017, and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC, 20549-1090; Applicant: 200 West Street, New York, NY 10282.

For Further Information Contact: Robert Shapiro, Senior Counsel, at (202) 551-7758 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations

1.   Each Trust will be a limited-life, grantor trust registered under the Act as a non-diversified, closed-end management investment company. Applicant will serve as a principal underwriter (as defined in section 2(a)(29) of the Act) of the Securities issued by each Trust (including in offerings under Rule 144A under the Securities Act of 1933 ("Rule 144A")).

2.   Each Trust will, at the time of its issuance of Securities, (i) enter into one or more forward purchase contracts (the "Contracts") with a counterparty to purchase a formulaically-

determined number of a specified equity security or securities (the "Shares") of one specified

issuer,[2] and (ii) in some cases, purchase certain U.S. Treasury securities ("Treasuries"), which

may include interest-only or principal-only securities maturing at or prior to the Trust's

termination. The Trusts will purchase the Contracts from counterparties that are not affiliated

with either the relevant Trust or Applicant. The investment objective of each Trust will be to

provide to each holder of Securities ("Holder") (i) current cash distributions from the proceeds of

any Treasuries, and (ii) participation in, or limited exposure to, changes in the market value of

the underlying Shares.

        3.   In all cases, the Shares will trade in the secondary market and the issuer of the

Shares will be a reporting company under the Securities Exchange Act of 1934. The number of

Shares, or the value thereof, that will be delivered to a Trust pursuant to the Contracts may be

fixed (e.g., one Share per Security issued) or may be determined pursuant to a formula, the

product of which will vary with the price of the Shares during a period proximate to the

termination of the Contracts and the Trust. A formula generally will result in each Holder of

Securities receiving fewer Shares as the market value of the Shares increases, and more Shares as

their market value decreases.[3] At the termination of each Trust, each Holder will receive the

number of Shares per Security, or the value thereof, as determined by the terms of the Contracts,

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[2] No Trust will hold Contracts initially relating to the Shares of more than one issuer. However, if certain events specified in the Contracts occur (such as the spin-off by the issuer of Shares of securities of another issuer to the holders of the Shares) the Trust may receive at the termination of the Contracts shares of more than one issuer.

[3] A formula is likely to limit the Holder's participation in any appreciation of the underlying Shares, and it may, in some cases, limit the Holder's exposure to any depreciation in the underlying Shares. It is anticipated that the Holders will receive a yield greater than the ordinary dividend yield on the Shares at the time of the issuance of the Securities, which is intended to compensate Holders for the limit on the Holders' participation in any appreciation of the underlying Shares. In some cases, there may be an upper limit on the value of the Shares that a Holder will ultimately receive.

that is equal to the Holder's pro rata interest in the Shares or amount received by the Trust under the Contracts.[4]

4.   Securities issued by the Trusts in a public offering (but not a private offering) will be listed on a national securities exchange. Thus, Securities issued in a public offering will be "national market system" securities subject to public price quotation and trade reporting requirements. After the Securities are issued, the trading price of the Securities is expected to vary from time to time based primarily upon the price of the underlying Shares, interest rates, and other factors affecting conditions and prices in the debt and equity markets. Applicant currently intends, but will not be obligated, to make a market in the Securities of each Trust.

5.   Each Trust will be internally managed by three trustees and will not have a separate investment adviser. The trustees will have limited or no power to vary the investments held by each Trust. A bank or banks qualified to serve as a trustee under the Trust Indenture Act of 1939, as amended, will act as custodian for each Trust's assets and as administrator, paying agent, registrar, and transfer agent with respect to the Securities of each Trust. Any such bank will have no other affiliation with, and will not be engaged in any other transaction with, any Trust. The day-to-day administration of each Trust will be carried out by Applicant or by the bank.

6.   The Trusts will be structured so that the trustees are not authorized to sell the Contracts or Treasuries under any circumstances or are permitted to sell them only under specified limited circumstances. If the trustees of the Trusts are not authorized to dispose of the Contracts in any circumstances, the Trusts will hold such Contracts until maturity or any earlier acceleration, at which time they will be settled according to their terms. However, the occurrence

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[4] The contracts may provide for an option on the part of a counterparty to deliver Shares, cash, or a combination of Shares and cash to the Trust at the termination of each Trust.

of certain defaults by a counterparty under a Contract (including, by way of example, the bankruptcy or insolvency of such counterparty) might result in the acceleration of the obligations of one or more counterparties under Contracts with the Trust. If all the Contracts with a Trust were to be so accelerated, that Trust would be terminated immediately after the distributions received from the accelerated Contracts were distributed to Holders.

7.   The trustees of each Trust will be selected initially by Applicant, together with any other initial Holders, or by the grantors of the Trust. The Holders of each Trust will have the right, upon the declaration in writing or vote of more than two-thirds of the outstanding Securities of the Trust, to remove a trustee. Holders will be entitled to a full vote, for each Security held, on all matters to be voted on by Holders and will not be able to cumulate their votes in the election of trustees. The investment objectives and policies of each Trust may be changed only with the approval of a "majority of the Trust's outstanding Securities"[5] or any greater number required by the Trust's constituent documents. Unless Holders so request, it is not expected that the Trusts will hold any meetings of Holders, or that Holders will ever vote.

8.   The Trusts will not be entitled to any rights with respect to the Shares until any Contracts requiring delivery of the Shares to the Trust are settled, at which time the Shares will be promptly distributed to Holders. The Holders, therefore, will not be entitled to any rights with respect to the Shares (including voting rights or the right to receive any dividends or other distributions) until receipt by them of the Shares at the time the Trust is liquidated.

9.   Each Trust's organizational and ongoing expenses will not be borne by the Holders, but rather, directly or indirectly, by Applicant, the counterparties, or another third party,

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[5] A "majority of the Trust's outstanding Securities" means the lesser of (i) 67% of the Securities represented at a meeting at which more than 50% of the outstanding Securities are represented, and (ii) more than 50% of the outstanding Securities.

as will be described in the prospectus for the relevant Trust. At the time of the original issuance

of the Securities of any Trust, there will be paid to each of the administrator, the custodian, and

the paying agent, and to each trustee, a one-time amount in respect of such agent's or trustee's

fee over the term of the Trust and, in the case of the administrator, anticipated expenses of the

Trust over its term. Any expenses of the Trust in excess of this anticipated amount will be paid

as incurred by a party other than the Trust itself (which party may be Applicant).

10.   Applicant asserts that the investment product offered by the Trusts serves a valid

business purpose. The Trusts, unlike most registered investment companies, are not marketed to

provide investors with either professional investment asset management or the benefits of

investment in a diversified pool of assets. Rather, Applicant asserts that the Securities are

intended to provide Holders with an investment having unique payment and risk characteristics,

including an anticipated higher current yield than the ordinary dividend yield on the Shares at the

time of the issuance of the Securities.

Applicant's Legal Analysis:

Section 12(d)(1)

1.   Section 12(d)(1)(A)(i) of the Act prohibits (i) any registered investment company

from owning in the aggregate more than 3% of the total outstanding voting stock of any other

investment company, and (ii) any investment company from owning in the aggregate more than

3% of the total outstanding voting stock of any registered investment company. A company that

is excepted from the definition of investment company under section 3(c)(1) or (c)(7) of the Act

is deemed to be an investment company for purposes of section 12(d)(1)(A)(i) of the Act under

sections 3(c)(1) and (c)(7)(D) of the Act. Section 12(d)(1)(C) of the Act similarly prohibits any investment company, other investment companies having the same investment adviser, and companies controlled by such investment companies from owning more than 10% of the total outstanding voting stock of any closed-end investment company.

2. Section 12(d)(1)(J) of the Act provides that the Commission may exempt persons or transactions from any provision of section 12(d)(1), if, and to the extent that, the exemption is consistent with the public interest and protection of investors.

3. Applicant states that, in order for the Trusts to be marketed most successfully, and to be traded at a price that most accurately reflects their value, it is necessary for the Securities of each Trust to be offered to large investment companies and investment company complexes. Applicant states that these investors seek to spread the fixed costs of analyzing specific investment opportunities by making sizable investments in those opportunities. Conversely, Applicant asserts that it may not be economically rational for the investors, or their advisers, to take the time to review an investment opportunity if the amount that the investors would ultimately be permitted to purchase is immaterial in light of the total assets of the investment company or investment company complex. Therefore, Applicant argues that in order for the Trusts to be economically attractive to large investment companies and investment company complexes, these investors should be able to acquire Securities in each Trust in excess of the limitations imposed by sections 12(d)(1)(A)(i) and 12(d)(1)(C). Applicant requests that the Commission issue an order under section 12(d)(1)(J) exempting the Trusts from such limitations.

4. Applicant states that section 12(d)(1) was designed to prevent one investment company from buying control of other investment companies and creating complicated pyramidal structures. Applicant also states that section 12(d)(1) was intended to address the layering of costs to investors.

5.	Applicant asserts that the concerns about pyramiding and undue influence generally do not arise in the case of the Trusts because neither the trustees nor the Holders will have the power to vary the investments held by each Trust or to acquire or dispose of the assets of the Trusts. To the extent that Holders can change the composition of the board of trustees or the fundamental policies of each Trust by vote, Applicant argues that any concerns regarding undue influence will be eliminated by a provision in the charter documents of the Trusts that will require any investment companies owning voting stock of any Trust in excess of the limits imposed by sections 12(d)(1)(A)(i) and 12(d)(1)(C) to vote their Securities in proportion to the votes of all other Holders. Applicant also states that the concern about undue influence through a threat to redeem does not arise in the case of the Trusts because the Securities will not be redeemable.

6.	Section 12(d)(1) also was designed to address the excessive costs and fees that may result from multiple layers of investment companies. Applicant states that these concerns do not arise in the case of the Trusts because of the limited ongoing fees and expenses incurred by the Trusts and because generally these fees and expenses will be borne, directly or indirectly, by Applicant or another third party, not by the Holders. In addition, the Holders will not, as a practical matter, bear the organizational expenses (including underwriting expenses) of the Trusts. Applicant asserts that the organizational expenses effectively will be borne by the counterparties in the form of a discount in the price paid to them for the Contracts, or will be borne directly by Applicant, the counterparties, or other third parties. Thus, a Holder will not pay duplicative charges to purchase securities in any Trust. Finally, there will be no duplication of advisory fees because the Trusts will be internally managed by their trustees.

Section 14(a)

7. Section 14(a) of the Act requires, in pertinent part, that an investment company have a net worth of at least $100,000 before making any public offering of its shares. The purpose of section 14(a) is to ensure that investment companies are adequately capitalized prior to or simultaneously with the sale of their securities to the public. Rule 14a-3 exempts from section 14(a) unit investment trusts ("UITs") that meet certain conditions in recognition of the fact that, once the units are sold, a UIT requires much less commitment on the part of the sponsor than does a management investment company. Rule 14a-3 provides that a UIT investing in eligible trust securities shall be exempt from the net worth requirement, provided that, among other things, the trust holds at least $100,000 of eligible trust securities at the commencement of a public offering.

8. Section 6(c) of the Act provides that the Commission may exempt persons or transactions if, and to the extent that, the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

9. Applicant requests an order under section 6(c) exempting the Trusts from the requirements of section 14(a). Applicant believes that the exemption is appropriate in the public interest and consistent with the protection of investors and the policies and provisions of the Act. Applicant asserts that, while the Trusts are classified as management companies, they have the characteristics of UITs. Investors in the Trusts, like investors in a UIT, will not be purchasing interests in a managed pool of securities, but rather in a fixed and disclosed portfolio that is held until maturity. Applicant believes therefore, that there is no need for an ongoing commitment on the part of the underwriter.

10.   Applicant states that, in order to ensure that each Trust will become a going

concern, the Securities will be offered pursuant to firm commitment arrangements, whether in an

offering registered under the Securities Act of 1933 (the "1933 Act") or in a private placement,

in either event resulting in net proceeds to each Trust of at least $10,000,000. If the Securities of

a Trust are placed in an offering registered under the 1933 Act, prior to the issuance and delivery

of such Securities to the underwriters, the underwriters will enter into an underwriting agreement

pursuant to which they will agree to purchase the Securities subject to customary conditions to

closing. The underwriters will not be entitled to purchase less than all of such Securities. If the

Securities of a Trust are placed in a private offering, prior to the issuance and delivery of such

Securities, the placement agent(s) (or initial purchasers) will enter into a placement agent

agreement (or purchase agreement) pursuant to which they will agree to purchase the Securities

subject to customary conditions to closing. The placement agent(s) or initial purchasers will not

be entitled to purchase less than all of such Securities. Accordingly, Applicant states that either

the offering will not be completed at all or each Trust will have a net worth substantially in

excess of $100,000 on the date of the issuance of the Securities. Applicant also does not

anticipate that the net worth of the Trusts will fall below $100,000 before they are terminated.

Section 17(a)

11.   Sections 17(a)(1) and (2) of the Act generally prohibit the principal underwriter,

or any affiliated person of the principal underwriter, of a registered investment company from

selling or purchasing any securities to or from that investment company. The result of these

provisions is to preclude the Trusts from purchasing Treasuries from Applicant.

12.   Section 17(b) of the Act provides that the Commission shall exempt a proposed

transaction from section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching, and the proposed transaction is consistent with the policies of the registered investment company involved and the purposes of the Act. Applicant requests an exemption from sections 17(a)(1) and (2) to permit the Trusts to purchase Treasuries from Applicant.

13.   Applicant states that the policy rationale underlying section 17(a) is the concern that an affiliated person of an investment company, by virtue of this relationship, could cause the investment company to purchase securities of poor quality from the affiliated person or to overpay for securities. Applicant argues that it is unlikely that it would be able to exercise any adverse influence over the Trusts with respect to purchases of Treasuries because Treasuries do not vary in quality and are traded in one of the most liquid markets in the world. Treasuries are available through both primary and secondary dealers, making the Treasury market very competitive. In addition, market prices on Treasuries can be confirmed on a number of commercially available information screens. Applicant argues that because it is one of a limited number of primary dealers in Treasuries, it will be able to offer the Trusts prompt execution of their Treasury purchases at very competitive prices.

14.   Applicant states that it is only seeking relief from section 17(a) with respect to the initial purchase of the Treasuries and not with respect to an ongoing course of business. Consequently, investors will know before they purchase a Trust's Securities the Treasuries that will be owned by the Trust and the amount of the cash payments that will be provided periodically by the Treasuries to the Trust and distributed to Holders. Applicant also asserts that whatever risk there is of overpricing the Treasuries will be borne by the counterparties and not by the Holders because the cost of the Treasuries will be calculated into the amount paid on the Contracts. Applicant argues that, for this reason, the counterparties will have a strong incentive

to monitor the price paid for the Treasuries, because any overpayment could result in a reduction in the amount that they would be paid on the Contracts.

Applicant's Conditions:

Applicant agrees that the order granting the requested relief will be subject to the following conditions:

1.   Any investment company owning voting stock of any Trust in excess of the limits imposed by section 12(d)(1) of the Act will be required by the Trust's charter documents, or will undertake, to vote its Trust shares in proportion to the vote of all other Holders.

2.   The trustees of each Trust, including a majority of the trustees who are not interested persons of the Trust, (a) will adopt procedures that are reasonably designed to provide that the conditions set forth below have been complied with; (b) will make and approve such changes as are deemed necessary; and (c) will determine that the transactions made pursuant to the order were effected in compliance with such procedures.

3.   The Trusts (1) will maintain and preserve in an easily accessible place a written copy of the procedures (and any modifications thereto), and (ii) will maintain and preserve for the longer of (x) the life of the Trusts and (y) six years following the purchase of any Treasuries, the first two years in an easily accessible place, a written record of all Treasuries purchased, whether or not from Applicant, setting forth a description of the Treasuries purchased, the identity of the seller, the terms of the purchase, and the information or materials upon which the determinations described below were made.

4.   The Treasuries to be purchased by each Trust will be sufficient to provide payments to Holders that are consistent with the investment objectives and policies of the Trust

as recited in the Trust's registration statement and will be consistent with the interests of the Trust and the Holders of its Securities.

5.   The terms of the transactions will be reasonable and fair to the Holders of the Securities issued by each Trust and will not involve overreaching of the Trust or the Holders of Securities of the Trust on the part of any person concerned.

6.   The fee, spread, or other remuneration to be received by Applicant will be reasonable and fair compared to the fee, spread, or other remuneration received by dealers in connection with comparable transactions at such time, and will comply with section 17(e)(2)(C) of the Act.

7.   Before any Treasuries are purchased by the Trust, the Trust must obtain such available market information as it deems necessary to determine that the price to be paid for, and the terms of, the transaction are at least as favorable as that available from other sources. This shall include the Trust obtaining and documenting the competitive indications with respect to the specific proposed transaction from two other independent government securities dealers. Competitive quotation information must include price and settlement terms. These dealers must be those who, in the experience of the Trust's trustees, have demonstrated the consistent ability to provide professional execution of Treasury transactions at competitive market prices. They also must be those who are in a position to quote favorable prices.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary